

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

February 23, 2018

Robert Cagnazzi
Chief Executive Officer
Presidio, Inc.
One Penn Plaza, Suite 2832
New York, NY 10119

> **Re:** **Presidio, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted February 20, 2018**
> **CIK No. 0001631825**

Dear Mr. Cagnazzi:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Edwin Kim, Attorney-Advisor, at (202) 551-3297 or me at (202) 551-3453 with any questions.

Sincerely,

/s/ Jan Woo

Jan Woo
Branch Chief - Legal
Office of Information Technologies
and Services

cc: Marshall P. Shaffer, Esq.
        Wachtell, Lipton, Rosen & Katz